UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 ____________________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________

CADISTA HOLDINGS INC.

(Name of Subject Company)

____________________________

Cadista Holdings Inc.

(Names of Persons Filing Statement)

____________________________

Common Stock

(Title of Class of Securities)

127531 101

(CUSIP Number of Class of Securities)

Kamal Mandan, Chief Financial Officer
Cadista Holdings Inc.
207 Kiley Drive
Salisbury, Maryland 21801
(410) 860-8500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Rajiv Khanna, Esq.
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018
(212) 218-3391

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

(a)	Name and Address.

The name of the subject company to which this Schedule 14D-9 relates is Cadista Holdings Inc. (the “Company”), a Delaware corporation. The address of the principal executive office of the Company is 207 Kiley Drive, Salisbury, Maryland 21801 and its telephone number is (410) 860-8500.

(b)	Securities.

The title and class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share. As of the date of the filing of this Schedule 14D-9, the Company had 117,797,180 shares of common stock, $0.001 par value, outstanding (the “Shares”).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address.

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer.

This Schedule 14D-9 relates to a tender offer (the “Offer”) by Jubilant Generics Inc., a Delaware corporation (“Purchaser”), an indirect wholly-owned subsidiary of Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“JPL”) (formerly known as Jubilant Pharma Pte. Ltd.), to purchase, all of the issued and outstanding Shares, other than the Shares owned by JPL or its affiliates, at a purchase price of $1.60 net per share in cash without interest and less any applicable withholding taxes (the “Offer Price”), pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), in each case filed by the Purchaser Group (defined below) and Jubilant Life Sciences (defined below) with the U.S. Securities and Exchange Commission (the “SEC”). The Offer is described in, and the Offer to Purchase and Letter of Transmittal are included in, a Tender Offer Statement (as amended or supplemented from time to time, and together with the exhibits thereto, “Schedule TO”), filed by the Purchaser Group and Jubilant Life Sciences with the SEC on November 13, 2014. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits a(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, and are incorporated herein by reference. Copies of the Offer to Purchase and Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer to Purchase provides that the Purchaser expects that any Shares not acquired in the Offer will be acquired in a subsequent “short-form” merger with the Company, with the Company surviving the merger, at the same price offered in the Offer (the “Short-Form Merger,” and together with the Offer, the “Transaction”). The Short-Form Merger would be effected promptly following the consummation of the Offer.

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The Purchaser is the current record holder of an aggregate of 97,043,574 of the Shares, which is approximately 82.38% of the Shares. The Purchaser is a wholly-owned subsidiary of Jubilant Pharma Holdings Inc., a Delaware corporation (“JPHI”) (formerly known as Jubilant Life Sciences Holdings Inc.), which in turn is owned by JPL (JPL, JPHI and Purchaser are collectively referred to as the “Purchaser Group”). JPL owns approximately 82% of the voting capital stock of JPHI and JPL’s wholly-owned subsidiary owns the remaining approximately 18% of the voting capital stock of JPHI. JPL is a wholly-owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“Jubilant Life Sciences” and collectively with its direct and indirect subsidiaries, other than the Company and its subsidiaries, “Jubilant”). The remaining 20,753,606 Shares are owned by approximately 550 separate shareholders (collectively, the “Minority Shareholders”).

The Offer to Purchase provides that there is no financing condition to the Offer. The Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute at least a majority of the outstanding Shares, excluding Shares owned by Purchaser Group and its affiliates. The Offer also is subject to certain other conditions described in the Offer to Purchase. See “The Tender Offer—Section 12—Conditions to the Offer” in the Offer to Purchase, which information is incorporated herein by reference.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal. The Offer to Purchase, Letter of Transmittal, and this Schedule 14D-9 should each be carefully read in its entirety before you make a decision with respect to the Offer.

As set forth in the Schedule TO, the address of the principal executive office of both the Purchaser and JPHI is c/o Jubilant Life Sciences (USA), One Crossroads Drive, Bedminster, New Jersey 07921 and the telephone number at such office is (908) 917-8266. The address of the principal executive office of JPL is 80 Raffles Place, UOB Plaza 1, #26-01 Singapore 048624. The telephone number at JPL’s principal executive offices is 65-6532-5746. The address of the principal executive office of Jubilant Life Sciences is 1A, Sector 16A, Noida 201,301, Uttar Pradesh, India and the telephone number at such office is 911-204-361-109.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Conflicts of Interest.

Except as set forth in this Item 3, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) the Purchaser Group, or their respective executive officers, directors or affiliates.

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Certain material agreements, arrangements and understandings and actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; and (ii) the Purchaser Group, and their respective executive officers, directors or affiliates, are discussed in the following sections of the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2014 and filed with the SEC on June 27, 2014 (the “Annual Report”), which information is incorporated herein by reference: “Item 11—Executive Compensation,” “Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13—Certain Relationships and Related Transactions and Director Independence” and “Note 21—Related Party Transactions” to the Notes to the Consolidated Financial Statements of the Company included therein. The Annual Report is available for free on the SEC’s website at www.sec.gov.

Financial Interests.

The Purchaser Group’s interests related to the Transaction are different from the interests of the Minority Shareholders because the members of the Purchaser Group and their respective affiliates have an interest in acquiring the Shares as inexpensively as possible and the Minority Shareholders have an interest in selling their respective Shares for the highest possible price. The interests of the directors and officers of the Purchaser Group and the directors and officers of their respective affiliates in the Transaction are generally aligned with the Purchaser Group’s interests.

Interlocking Directors and Officers.

Currently, one of the five directors of the Company is an executive officer of Jubilant Life Sciences - R. Sankaraiah, is the Executive Director–Finance of Jubilant Life Sciences and is a director of JPL, Purchaser and other affiliates of Jubilant Life Sciences. Kamal Mandan, who is a member of the Company’s Board of Directors (the “Board”) and is also its Chief Financial Officer, was a director of Purchaser and also was an officer or director of Deprenyl, Inc. USA and Jubilant Draximage (USA) Inc., which are subsidiaries of JPL, but resigned from these positions in May 2014. On June 18, 2014, the Board determined that two of the Company’s directors, Messrs. Arun Seth and Frank C. Becker, were independent, based upon the standards of independence provided in the listing requirements of the NASDAQ Capital Market and applicable SEC regulations. As described in the Annual Report, in assessing that Mr. Seth met the standards for independence provided in the listing requirements of the NASDAQ Capital Market and applicable SEC regulations, the Board specifically considered that he is a director of Jubilant FoodWorks Limited, an entity that is not a subsidiary or parent of Jubilant Life Sciences but which shares the same principal stockholders in that Messrs. Shyam S. Bhartia and Hari S. Bhartia (together with members of their immediate families and entities controlled by them) are principal stockholders of each such entity. In making the determination that Mr. Becker met the standards for independence provided in the listing requirements of the NASDAQ Capital Market and applicable SEC regulations, the Board specifically took into account that Greenfield Chemical, Inc. (“Greenfield Chemical”), of which Mr. Becker is president and the principal stockholder, has, from time to time, purchased active pharmaceutical ingredients (“API”) from Jubilant Life Sciences USA Inc. (“Jubilant USA”), a subsidiary of JPL. Greenfield Chemical’s purchases of API, from April 1, 2011 through the date of the Board’s determination on June 18, 2014, were approximately $81,250 in the aggregate during such period and there have been no purchases since August 2011. The Board determined that Mr. Seth’s serving as a director of Jubilant FoodWorks Limited and the small level of API purchases by Greenfield Chemical, of which Mr. Becker is a president and the principal stockholder, would not interfere with the exercise of their independent judgments in carrying out their responsibilities as directors of the Company. For additional information, see “Item 13—Certain Relationships and Related Transactions and Director Independence” of the Annual Report, which information is incorporated herein by reference.

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Compensation of the Special Committee.

In consideration of the additional time and effort required for their service on the Committee (defined below in “Item 4—The Solicitation or Recommendation”), each member of the Committee is being paid by the Company a one-time fee of $5,000 and the Company’s standard meeting fees to which members of Board committees are entitled pursuant to the Corporation’s director compensation program ($250 per meeting). To date, there have been 10 Committee meetings. In addition, the members of the Committee will be reimbursed for their costs of travel and other expenses in connection with their service on the Committee. The Committee proposed such fees after discussion with their legal advisors, and the Board approved such fees at a meeting on August 12, 2014, the same day on which the Committee was formed.

Other than (a) their receipt of Committee compensation (as described above) and compensation for serving on the Board, neither of which is contingent upon the consummation of the Offer or the Short-Form Merger or the Committee’s or the Board’s recommendation in favor of the Offer or the Short-Form Merger, and (b) the indemnification and insurance arrangements with such directors as described below, to our knowledge, neither of the members of the Committee has a financial interest in the Offer, Short-Form Merger or any of the transactions contemplated thereby and, except as otherwise described herein, none of them is related to the Purchaser Group. The Board did not place any limitations on the authority of the Committee regarding its investigation and evaluation of the Proposed Transaction.

Indemnification and Insurance.

We expect that all rights to indemnification and advancement of expenses currently in effect in favor of the present and former directors or officers of the Company, as provided in the Company’s certificate of incorporation and amended and restated bylaws, currently in effect, with respect to matters occurring prior to the consummation of the Offer and the Short-Form Merger, will survive the consummation of the Offer and such Short-Form Merger and continue to be in full force and effect thereafter. We also currently expect that the Company will maintain its current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters occurring at or prior to the effective time of the Short-Form Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(a)	Solicitation or recommendation.

For the reasons described in more detail below, the Committee and the Board recommend that the Minority Shareholders accept the Offer and tender their Shares pursuant to the Offer.

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(b)	Reasons.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the filing of this Schedule 14D-9. The following chronology does not purport to catalogue every conversation among the Board, the Committee (defined below) or the representatives of the Company and other parties.

The Board received a letter (the “Proposal Letter”) from Jubilant Life Sciences, dated August 1, 2014, pursuant to which Jubilant Life Sciences proposed to commence a tender offer, through the Purchaser, for all of the issued and outstanding Shares owned by the Minority Shareholders, at a purchase price of $1.60 per share (the “Proposed Tender Offer”). The Proposal Letter provided that Jubilant Life Sciences expected that any common stock not acquired in the Proposed Tender Offer would be acquired in a subsequent “short-form” merger at the same price offered in the Proposed Tender Offer (the “Proposed Short-Form Merger,” and together with the Proposed Tender Offer, the “Proposed Transaction”), which would be effected promptly following the consummation of the Proposed Tender Offer.

The Proposal Letter provided that Jubilant Life Sciences would not move forward with the Proposed Transaction unless a special committee established by the Board and composed solely of independent directors: (a) determines that the Proposed Tender Offer and the subsequent Proposed Short-Form Merger are advisable and substantively and procedurally fair to the Minority Shareholders, and (b) recommends that the Minority Shareholders accept the Proposed Tender Offer and tender their Shares. A copy of the Proposal Letter is included as Exhibit (a)(5)(i) to this Schedule 14D-9 and is incorporated herein by reference.

(1)        Pre-Proposal Letter Events

The following chronology summarizes the key meetings and events that led to the submission of the Proposal Letter to the Board. For additional background, including, but not limited to, the Purchaser Group’s investment in the Company, a prior tender offer made by the Purchaser Group in 2010, and an arbitration demand filed by certain shareholders in 2012 (the “Arbitration Proceeding”), see “Special Factors—Section 1—Background of This Offer” in the Offer to Purchase.

On September 3, 2013, each of Messrs. Shyam Bhartia, Chairman and Managing Director of Jubilant Life Sciences, and Hari Bhartia, Co-Chairman and Managing Director of Jubilant Life Sciences, received a letter dated September 3, 2013 from Rajan Pillai, a Minority Shareholder. The Board was also copied on such letter. Mr. Pillai advised Messrs. Bhartia that he was writing on behalf of himself, Arun Agarwal, Dr. T. Bharathan, Dr. Gurpal Bhuller, Dr. Jagan Reddy and Dr. Gopinath Jadhav (collectively, the “Pillai Shareholder Group”). Mr. Pillai advised that the Pillai Shareholder Group owned approximately 5.6 million Shares of the Company, representing 4.7% of the outstanding Shares of the Company (and 27% of the aggregate Shares held by the Minority Shareholders), and had retained Oppenheimer & Co. Inc. (“Oppenheimer”) as their financial advisor in connection with their desire to achieve liquidity for their Shares. Mr. Pillai outlined various alternative transactions pursuant to which the Pillai Shareholder Group could achieve liquidity for their Shares, including a negotiated transaction pursuant to which such Shares would be sold to the Company, a negotiated sale transaction with a third party, a public listing of such Shares, an initial public offering of the Company, or a negotiated transaction between the Company and a third party to sell the Company. Mr. Pillai advised that it was the preference of the Pillai Shareholder Group to achieve a privately negotiated transaction pursuant to which they would sell their Shares to the Company, and that they were prepared to commence due diligence and negotiations to achieve such transaction.

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On October 14, 2013, Shyam Bhartia received a letter from Mr. Pillai, dated October 14, 2013, on behalf of the Pillai Shareholder Group. The Board was also copied on the letter. The letter was consistent with Mr. Pillai’s earlier letter of September 3, 2013, including outlining the same various alternative transactions to achieve liquidity for the Shares held by the Pillai Shareholder Group. The letter also contained a proposal in which the Pillai Shareholder Group would sell their Shares to the Company for a price of $2.75 per share. Such letter provided a discussion of the value per share determined by the Pillai Shareholder Group and Oppenheimer, including the multiples applied to the Company’s earnings, and a description of median transaction values of various precedent and comparable transactions considered by the Pillai Shareholder Group and Oppenheimer in determining the proposed valuation of $2.75 per share. The letter requested that representatives of the Company contact Oppenheimer to initiate the negotiation and execution of confidentiality agreements and to commence due diligence review in order to effect such transaction.

During a Board meeting held on October 28, 2013, Mr. Sankaraiah provided the Board with an overview of the recent correspondence from, and meeting with, the Pillai Shareholder Group relating to their request to achieve liquidity for their Shares. Mr. Sankaraiah explained the content of a response letter Jubilant sent to Mr. Pillai dated October 22, 2013. In addition, Mr. Sankaraiah advised the Board that, while Jubilant has an interest in acquiring the Shares held by the Minority Shareholders, the valuation of $2.75 per share proposed by the Pillai Shareholder Group was not acceptable and that the value of approximately $1.20 per share discussed by Shyam Bhartia at a meeting he held on September 9, 2013 with Mr. Pillai and Dr. Bharathan was a fair valuation. Mr. Sankaraiah further advised the Board that in the event Jubilant decides to pursue any such transaction, it will advise the Board in advance in order that an independent committee of the Board can be established and be fully empowered to negotiate and approve (if acceptable to the independent committee) the terms of any such transaction. Mr. Sankaraiah further stated that any such transaction would need to be completed in accordance with a tender offer structure meeting the requirements of the Federal securities laws and Delaware corporate law. Following the Board meeting, a copy of Mr. Sankaraiah’s letter dated October 22, 2013 addressed to Mr. Pillai was provided to the Board as well as a letter explaining the correspondence received from Mr. Pillai on each of September 3, 2013 and October 14, 2013.

On May 22, 2014 the Board held a telephonic meeting to, among other things, review the Company’s financial results for the quarter and fiscal year ended March 31, 2014; update the Board regarding the Company’s operations; consider authorizing the preparation of updated Company projections; and amending the Company’s bylaws. All members of the Board participated in the meeting. Representatives of LeClairRyan, counsel to Jubilant, also participated in the telephonic meeting. During the meeting Mr. Sankaraiah provided a brief summary of Jubilant’s history with the Pillai Shareholder Group, and in particular with respect to the Pillai Shareholder’s Group’s attempts to achieve liquidity for their Shares. Mr. Sankaraiah also explained to the Board that Jubilant, through Purchaser, was considering possibly commencing a tender offer but that, before doing so, it needed to determine a range of values for the Shares in order to evaluate an appropriate tender offer price.

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At the May 22 Board meeting, a representative of LeClairRyan explained to the directors some of the procedural steps that might be expected if Jubilant was to consider proceeding with a proposal to acquire the Shares owned by the Minority Shareholders, including the following: a written proposal would be delivered to the Board, which would include the price at which Jubilant would purchase all of the Shares owned by the Minority Shareholders; any Shares not acquired in the tender offer would be acquired in a subsequent “short-form” merger at the same price offered in the tender offer; the expectation is that a special committee of the Company’s independent directors would be established to consider the tender offer proposal and determine whether the tender offer is advisable and substantively and procedurally fair to the Minority Shareholders and whether to recommend the proposal to the Minority Shareholders; Jubilant would not proceed with the tender offer absent a favorable fairness determination and recommendation by such special committee; and, if commenced, the tender offer would be subject to the non-waivable condition that a majority of the Shares owned by the Minority Shareholders will have been tendered in the tender offer. The LeClairRyan representative also explained that LeClairRyan would not be able to represent the special committee and that the independent directors serving on the special committee should retain their own legal counsel. He also suggested that, although the special committee would not be formed unless and until Jubilant submitted a tender offer proposal to the Board, the independent directors should give some consideration as to whom they might select as legal counsel in advance of a tender offer proposal being submitted. The LeClairRyan representative also informed the Board that it would be advisable that the special committee also retain its own financial advisor/valuation expert to analyze whether the tender offer proposal submitted by Jubilant was fair and that, accordingly, the independent directors may want to consider which valuation firm they might retain as their valuation expert; however, the LeClairRyan representative explained that the legal counsel retained by the special committee may also have some suggestions in this regard.

At the May 22 Board meeting, the LeClairRyan representative also explained that the preparation and analysis of reasonably attainable projections for the Company would be a significant factor in determining a valuation range for the Shares. The representative explained that valuing the Shares would not only be a critical factor for Jubilant in determining whether to submit a tender offer proposal and the proposed tender offer price but also would be important in the special committee’s analysis of the fairness of that price.

After some discussion, the members of the Board unanimously approved the authorization and direction to the Company’s management to prepare reasonably attainable five year financial projections, consisting of projections for the Company’s current fiscal year ended March 31, 2015 and the next four fiscal years thereafter, with the understanding that (a) drafts of such projections would be circulated to all of the directors for their review; (b) following changes made to address the comments of the Company’s independent directors, the projections would be resubmitted to the Board for its approval; and (c) if and when approved, such projections would be shared with Jubilant for the purpose of (i) Jubilant’s determination of a valuation range for the Shares, (ii) Jubilant’s determination of whether to submit a proposal for a tender offer for the Shares owned by the Minority Shareholders and (iii) setting the tender offer price to be included in the proposal, if a proposal is submitted. The Board also understood that such projections may be used by the special committee and its own valuation expert in conjunction with their analysis as to whether any tender offer proposal submitted by Jubilant was fair to the Minority Shareholders.

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The members of the Board also unanimously approved amendments to the Company’s bylaws which, among other things, would set a quorum for a meeting of directors at three directors, given the Company’s current total Board membership. Part of the rationale for this amendment was to enable the independent directors to take actions on behalf of the Board at a meeting with only one non-independent director present. The non-independent directors would be able to abstain from the vote on any action in connection with a tender offer proposal by Jubilant (were one to be submitted to the Board), and accordingly, the Board would be able to act with the affirmative vote of only the independent directors.

On June 6, 2014, the Board held a meeting at which Scott Delaney, a director and the Company’s President and Chief Executive Officer, Mr. Mandan, a director and the Company’s Chief Financial Officer, and Mr. Seth, an independent director, were present. The directors discussed an initial draft of the Company’s five year projections prepared by the Company’s management, which projections were presented at the meeting for discussion purposes. During the meeting, the directors discussed various assumptions used in the projections and, based on Mr. Seth’s comments, it was determined that the draft projections did not adequately account for the following factors that may have an adverse impact on the Company’s projected financial results: the trend in market dynamics negatively affecting both the price and the Company’s market share for its two key products, methylprednisolone and meclizine (which in the aggregate comprised 66% and 90% of the Company’s revenues and net profits, respectively, in the fiscal year ended March 31, 2014); and the delay in FDA approvals for new products that would reduce the number of new products expected to be launched within the time period covered by the projections.

On June 18, 2014, the Board held a telephonic meeting to, among other things, approve the Company’s financial statements for its fiscal year ended March 31, 2014 and the filing of its Annual Report. All of the directors were present at the meeting, except for Neeraj Agrawal. In conjunction with such meeting Mr. Mandan circulated to the directors a draft of the Company’s five year projections, taking into account the comments made by Mr. Seth at the June 6 meeting.

From June 18, 2014 through June 22, 2014, the directors reviewed and evaluated the draft projections. A revised draft of the five year projections taking into account comments received from the Company’s independent directors was circulated on June 22.

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A telephonic Board meeting was held on June 23, 2014, in which Messrs. Delaney, Mandan, Seth and Becker participated. Representatives of LeClairRyan also participated in the meeting. During the meeting both Messrs. Becker and Seth questioned Messrs. Delaney and Mandan about the assumptions used in preparing the projections. In response to questions from Messrs. Becker and Seth, Mr. Delaney explained that (a) continued consolidation between wholesalers and retailers into large buying groups and customers more aggressively seeking lower prices were market dynamics that were creating tremendous pricing pressure on the Company’s key product, methylprednisolone, and that these dynamics were expected to continue into the future, negatively impacting the Company’s projected revenues from its current key products; (b) an additional competitor with respect to the Company’s meclizine tablets had entered the market in the middle of April 2014, and that the new competition had resulted in significant declines in sales volume and unit pricing for this key Company product; (c) although Company management was expecting an aggregate of approximately $7.1 million of research and development expenses during the five year period covered in the projections, the resulting products were not expected to be commercialized until after the Company’s 2019 fiscal year, and accordingly, would not have an impact on projected revenues or earnings during the five year period; and (d) although the Company was seeking to acquire opportunities to purchase new products, it had not as yet identified any targets that would be expected to have an impact on the five year projections. In response to questions from Messrs. Becker and Seth, Mr. Mandan also explained that capital expenditures were expected to increase significantly over the five year period covered by the projections as the Company continues its facility expansion, adds new packaging lines and upgrades and improves its existing facility, which were necessary for the Company to remain competitive and to remain in compliance with FDA regulations. Messrs. Becker and Seth requested that another draft of the projections be circulated providing additional detail regarding, among other things, the assumptions contained in the projections.

In the evening of June 23, 2014, Mr. Mandan circulated a revised draft of the projections reflecting the comments he had received earlier in the day from Messrs. Becker and Seth. Although the projections that were circulated contained additional detail as a result of the comments received from Messrs. Becker and Seth, the projected revenues and earnings remained unchanged from the draft projections circulated previously to the directors on June 22, 2014.

The Board held a meeting on June 24, 2014, in which Messrs. Mandan, Seth and Becker participated. Representatives from LeClairRyan were also present. Messrs. Mandan, Seth and Becker unanimously approved the projections (the “June Projections”) and authorized and directed that a copy be provided to Jubilant so that Jubilant could use the projections in determining a valuation range for the Shares.

At a telephonic meeting of the Board held on August 1, 2014, in which all of the directors participated and in which representatives of LeClairRyan were in attendance, a representative of LeClairRyan, as a courtesy, alerted the members of the Board that a proposal from Jubilant would be forthcoming, which contemplated Jubilant’s tender offer for the Shares held by the Minority Shareholders. The representative from LeClairRyan explained the general terms of such proposal, including the price per Share and the material conditions to the offer.

On August 1, 2014, after the Board meeting referenced above, the members of the Board received the Proposal Letter described at the beginning of this “Background of the Offer” section.

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(2)      Post-Proposal Letter Events

In e-mail correspondence on August 5, 2013, Mr. Becker informed Mr. Mandan and representatives of LeClairRyan, that upon formation of the special committee to evaluate the Proposal Letter, and assuming that the special committee was comprised of Mr. Becker and Mr. Seth, they expected to retain Seyfarth Shaw LLP (“Seyfarth”) as the special committee’s legal counsel. On August 8, 2014, representatives of LeClairRyan and a representative of Seyfarth had a conference call in which representatives of LeClairRyan introduced themselves to the representative of Seyfarth and discussed certain procedural steps in connection with the formation of the special committee.

In response to the Proposal Letter, the Board held a special meeting on August 12, 2014. All of the members of the Board, except for Mr. Delaney who was absent, initially participated in the meeting. Representatives of LeClairRyan were initially present for the meeting. Representatives of Seyfarth were present for the entire meeting. A representative of LeClairRyan explained that Mr. Sankaraiah would not participate in any Board discussions regarding the Proposal Letter but would be available to answer general questions about the Proposal Letter. After a discussion regarding the total number of Shares of the Company, Mr. Sankaraiah and the representatives of LeClairRyan left the meeting. The remaining members of the Board present at the meeting (i.e., Messrs. Becker, Seth and Mandan) then adopted written resolutions pursuant to which a special committee comprised of Messrs. Seth and Becker, being the two independent directors on the Board (the “Committee”), was formed for the purpose of (a) evaluating the Proposed Transaction to determine if the Proposed Transaction is advisable and substantively, procedurally and financially fair to and in the best interests of the Minority Shareholders, and (b) negotiating the terms of the Proposed Transaction with Jubilant Life Sciences. The Board granted the Committee all of the power and authority of the Board, to the fullest extent permitted by law, to (i) identify, interview, negotiate with and retain financial advisors and legal counsel to advise the Committee in connection with the Proposed Transaction and the alternatives to the Proposed Transaction, (ii) determine, with the assistance of its advisors, any alternatives to the Proposed Transaction, (iii) to negotiate the terms of the Proposed Transaction, (iv) approve and recommend to the Board the Proposed Transaction and recommend to the Minority Shareholders whether to tender their Shares in connection with, the Proposed Transaction, and (v) take any and all other actions necessary or advisable in connection with the evaluation, negotiation, proposal, response, rejection and, if appropriate and to the extent permitted by law, the effectuation of the Proposed Transaction.

Also on August 12, 2014, the Committee held its first meeting and adopted written resolutions pursuant to which it authorized and directed the officers of the Company to retain Seyfarth as legal counsel to the Committee, to provide such assistance as the Committee deemed necessary or appropriate to assist it in carrying out its responsibilities with respect to the Proposed Transaction. The Committee also resolved to proceed with the evaluation and selection of potential financial advisors to provide such assistance as the Committee deemed necessary or appropriate to assist it in carrying out its responsibilities with respect to the Proposed Transaction, and authorized and directed the officers of the Company to retain the financial advisor selected by the Committee.

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On August 19, 2014, the Committee and representatives from Seyfarth interviewed three potential financial advisors.

On August 27, 2014, the Committee convened a telephonic meeting. Mr. Mandan and representatives from Seyfarth also were present. The Committee discussed the potential financial advisors and selected Cassel Salpeter & Co., LLC (“CS”) as its financial advisor. The proposed terms and provisions of the Investment Banking Agreement among the Committee, the Company and CS were discussed and approved by the Committee. The Committee directed Mr. Mandan to execute the proposed Investment Banking Agreement on behalf of the Company and authorized and directed Mr. Mandan to perform the obligations required of the Company under the Investment Banking Agreement.

On September 2, 2014, the Committee convened a telephonic meeting. Representatives from Seyfarth and CS also were present. CS reported on the tasks completed by CS to date in furtherance of its financial analysis of the Company. There followed discussion on that analysis, including on the Company’s financial projections. CS then outlined and explained the valuation approaches it was utilizing in the preparation of its financial analysis and confirmed the scope of its assistance to the Committee. The Committee asked CS to discuss its preliminary financial analysis with respect to the Company and the Proposed Transaction with the Committee at a meeting scheduled for September 11, 2014.

On September 3, 2014, a representative of LeClairRyan discussed with a representative of Seyfarth the status of the Committee’s retention of a financial advisor and the Committee’s analysis of the Proposal Letter. The representative from Seyfarth advised that the Committee had retained CS as its financial advisor and that CS had commenced its financial analysis of the Company.

On September 4, 2014, Mr. Mandan delivered to CS on behalf of the Committee updated financial projections of the Company (the “September Projections”) that took into account that the Company’s accounts payable to Jubilant Life Sciences, for inventory of pharmaceutical products it was distributing under a supply agreement with Jubilant Life Sciences, was net 60 days rather than net 30 days as provided in the June Projections.

On September 11, 2014, the Committee convened a telephonic meeting. Representatives from Seyfarth and CS also were present. CS reported on the tasks completed by CS to date, and those remaining to be performed, in order to complete its financial analysis of the Proposed Transaction. CS then reported on the valuation approaches and assumptions used and summarized in its preliminary findings and discussed with the Committee its understanding of the nature of the Company’s business. CS then reviewed with the Committee its preliminary financial analysis with respect to the Company. The Committee requested that CS meet with Mr. Delaney, to discuss the Company’s business, including its relationship with Jubilant. The Committee then authorized CS to speak with Jubilant’s valuation firm, Willamette Associates (“Willamette”) to assess their work underlying Jubilant Life Sciences’ proposal, and asked CS to report back to the Committee on same at its meeting scheduled for September 19, 2014.

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On September 16, 2014, representatives of Willamette and CS had a conference call in which Willamette explained its valuation methodologies for the Shares. Representatives of LeClairRyan and Seyfarth also were present on the conference call. During the call, CS mentioned that it had been provided with and, at the direction of the Committee, it was utilizing the September Projections. CS explained the change from the June Projections and informed the participants in the conference call that the adjustments had a positive effect on the Company’s cash flow.

By email correspondence on September 17, 2014, a representative of LeClairRyan requested a copy of the September Projections and, with the consent of the Committee and on the Committee’s behalf, a representative of CS forwarded a copy of the September Projections to representatives of LeClairRyan and Willamette on September 18, 2014.

On September 19, 2014, the Committee convened a telephonic meeting. Representatives from Seyfarth and CS also were present. CS reported on the additional tasks completed by CS since the last meeting with the Committee on September 11, 2014, including a recent discussion with Willamette concerning their methods for arriving at valuation ranges for the Company. The potential next steps in this process were discussed. In order to better understand Jubilant’s position with respect to the Proposed Transaction, the Committee instructed CS to discuss its approach to evaluating the Company with Willamette and to report back to the Committee at the meeting scheduled for September 26, 2014. CS had this discussion with Willamette on September 23, 2014.

On September 26, 2014, the Committee convened a telephonic meeting. Representatives from Seyfarth and CS also were present. CS reported on the September 23, 2014 call it recently had with Willamette. The potential next steps in this process were discussed. The Committee concluded to arrange a call with Mr. Sankaraiah regarding the Proposed Transaction, and asked CS to prepare an outline of talking points for the Committee to use during such call.

On October 1, 2014, the Committee had a call with Mr. Sankaraiah regarding the Proposed Transaction. Representatives from Seyfarth and LeClairRyan also were present. During the call the Committee indicated that it could support a transaction at a price of a $1.76 per Share rather than the $1.60 per Share proposed by Jubilant Life Sciences in the Proposal Letter. The members of the Committee indicated that they based their determination on, among other things, the excess cash that the Company had accumulated since March 31, 2014, which was the date utilized by Willamette in its valuation analysis. Mr. Sankaraiah responded that the $1.76 per Share was not justified because the Committee did not adequately consider (a) the Company’s cash flow needs to satisfy its capital expenditure requirements for the remainder of the Company’s current fiscal year; and (b) the deterioration in the Company’s business, including the loss, at the end of September 2014, of a large retail customer for its key product, methylprednisolone, which would adversely impact the Company’s earnings and cash flow for the fiscal year ended March 31, 2015 and during the period covered by the September Projections. In light of this new information provided by Mr. Sankaraiah, the members of the Committee determined that they would seek additional information from Company management regarding the Company’s expected capital expenditures during the current year and the effect of the loss of the methylprednisolone business to the large retail customer on the Company’s projections. The Committee would then consult with CS.

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Later in the day on October 1, 2014, Mr. Mandan informed the Committee, Mr. Sankaraiah, representatives of LeClairRyan and a representative of Seyfarth, via e-mail correspondence, that the Company assumed in its projections that it would require $17 million for capital expenditures during its fiscal year ended March 31, 2015, of which $14 million had already been committed and towards which it had expended $3 million in cash. Mr. Mandan’s e-mail also summarized the impact on the Company’s previously projected revenues and earnings of the loss of sales of its key product, methylprednisolone, to the large retail customer.

On October 3, 2014, the Committee convened a telephonic meeting. Representatives from Seyfarth and CS also were present. The Committee directed CS to contact Mr. Mandan to obtain revised financial projections based on the new information provided by Mr. Sankaraiah on October 1, 2014. Later that day, in response to the request from CS, Mr. Mandan circulated to CS, the Committee members, Mr. Sankaraiah and representatives of LeClairRyan and Seyfarth, updated projections (the “October Projections”) taking into account the loss of the methylprednisolone sales to the large retail customer, and any offsetting sales to other customers that the Company projected to generate.

Also on October 3, 2014, Mr. Sankaraiah forwarded to the Board, a letter he received from the Pillai Shareholder Group and Ram Potti (the former President of the Company and a claimant in the Arbitration Proceeding) which provided that the retention of Oppenheimer by the Pillai Shareholder Group and other Minority Shareholders to negotiate with the Company had been terminated on September 15, 2014 and that such Minority Shareholders were willing to accept a minimum of $1.60 per Share, if and when offered.

On October 15, 2014, the Committee convened a telephonic meeting. Representatives from Seyfarth and CS also were present. CS reviewed with the Committee the October Projections, which factored in the impact of the loss of the methylprednisolone sales to the large retail customer. CS then discussed the impact of the October Projections on its financial analysis of the Company and the Proposed Transaction. CS also noted the recent downturn in the condition of the capital markets. At the request of the Committee, CS indicated that, based on the information currently made available to it and current market conditions, it expected that it would be in a position to render to the Committee an opinion as to the fairness, from a financial point of view, of the Offer Price of $1.60 per Share to be received by the Minority Shareholders in the Proposed Transaction.

The Committee discussed whether there were any feasible alternatives to the Proposed Transaction, noting Jubilant Life Sciences’ expressed position that, as majority stockholder (through the Purchaser) of the Company, it would be unwilling to support alternatives that otherwise might be available. The Committee thereupon concluded that there were none.

The Committee then approved a form of proposed response letter to Jubilant Life Sciences (the “Committee Response Letter”). It also authorized CS to take whatever steps may be necessary or appropriate to finalize its financial analysis with respect to the Company and prepare its opinion.

After the Committee adjourned the meeting, Seyfarth provided the Committee Response Letter to LeClairRyan. The Committee Response Letter informed Jubilant Life Sciences that the Committee had completed its analysis of the Proposed Transaction as set forth in the Proposal Letter and that, following receipt of the Offer from Jubilant on terms consistent with the terms set forth in the Proposal Letter, the Committee expected that it would be in a position to (a) conclude that the Proposed Transaction is advisable and substantively, procedurally and financially fair to the Minority Shareholders; and (b) recommend that the Minority Shareholders accept the Offer and tender their Shares. A copy of the Committee Response Letter is included as Exhibit (a)(5)(ii) to this Schedule 14D-9 and is incorporated herein by reference.

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On October 16, 2014, Jubilant Life Sciences, through LeClairRyan, sent a letter to the Committee, through Seyfarth. Such letter requested that the Committee coordinate with Mr. Mandan to place the Committee’s review and recommendation of the Proposed Transaction on the agenda for the Board meeting scheduled for October 24, 2014. A copy of such letter is included as Exhibit (a)(5)(iii) to this Schedule 14D-9 and is incorporated herein by reference.

On October 17, 2014, the Committee convened a telephonic meeting. Representatives from Seyfarth and CS also were present. Representatives of CS reviewed and discussed its financial analysis with respect to the Company and the Proposed Transaction. Thereafter, at the request of the Committee, CS rendered its oral opinion to the Committee (which was subsequently confirmed in writing by delivery of CS’s written opinion dated October 17, 2014) to the effect that, as of October 17, 2014, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by CS in preparing its opinion and more fully described below in the “Opinion of Financial Advisor to the Committee” section of this Item 4, the Offer Price to be received by the Minority Shareholders in the Proposed Transaction pursuant to the Proposal Letter was fair, from a financial point of view, to such holders. The Committee confirmed that it had coordinated with Mr. Mandan for the Committee’s report to be placed on the agenda for the Board meeting scheduled for October 24, 2014.

On October 24, 2014, the Board convened a telephonic meeting. Representatives from LeClairRyan were present. After approving the Company’s financial statements for the three month and six month periods ended September 30, 2014, representatives of Seyfarth joined the meeting. At the meeting, the Committee reported to the Board the diligence it has done in evaluating the Proposed Transaction, and the factors that led to its determination that the Proposed Transaction is advisable and substantively, procedurally and financially fair to and in the best interests of the Minority Shareholders. See “Reasons for the Recommendation of the Board of Directors” below for a list of such factors. Accordingly, the Committee unanimously recommended that the Board proceed with the Proposed Transaction and that the Minority Shareholders tender their Shares pursuant to the Proposed Tender Offer. The Board then adopted a written resolution, pursuant to which it (i) determined that the terms of the Proposed Tender Offer and the Proposed Short-Form Merger are advisable, and substantively, procedurally and financially fair to and in the best interests of the Minority Shareholders; and (ii) recommended that, upon compliance by the Company and the Purchaser with all applicable U.S. legal requirements pertaining to the Proposed Tender Offer (including the making of applicable filings with the SEC), the Minority Shareholders tender their Shares of Company common stock pursuant to the Proposed Tender Offer. Mr. Delaney and Mr. Sankaraiah, not considered independent directors, each excused himself from the meeting prior to the adoption of such resolution. Additionally, Mr. Mandan, also not considered an independent director, abstained from the vote to adopt the resolution. Accordingly, the adoption of the resolution by the Board was by the unanimous vote of the two other members of the Board, who are the same independent directors that comprise the Committee (Mr. Becker and Mr. Seth).

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On November 10, 2014, a representative of LeClairRyan informed the members of the Committee and a representative of Seyfarth that Jubilant was modifying the proposal described in the Proposal Letter to provide that the Proposed Tender Offer would be by Purchaser as an indirect wholly-owned subsidiary of JPL, rather than by Purchaser as an indirect wholly-owned subsidiary of Jubilant Life Sciences, with all other terms of conditions of the proposed transaction described in the Proposal Letter otherwise remaining unmodified. After taking into account this modification and any other subsequent events they deemed relevant since the date of their October 24, 2014 recommendation, the Committee conveyed to the Board that its prior determination, conveyed to the Board on October 24, 2014, that the transaction proposed by Jubilant Life Sciences in the Proposal Letter is advisable, and substantively, procedurally and financially fair to the Minority Shareholders, remains unchanged regardless of whether the Proposed Tender Offer is by Purchaser as an indirect subsidiary of JPL instead of an indirect subsidiary of Jubilant Life Sciences; and that the Committee members unanimously reconfirmed that they unanimously recommended that the Board proceed with the Proposed Transaction, as so modified, and that the Minority Shareholders tender their Shares pursuant to the Proposed Tender Offer as so modified. In a telephonic meeting held on November 10, 2014, the Board then adopted a resolution reconfirming its October 24, 2014 resolutions and actions, but taking into account the modification that the Proposed Offer would be by Purchaser as an indirect wholly-owned subsidiary of JPL, rather than as an indirect wholly-owned subsidiary of Jubilant Life Sciences, pursuant to which it (i) determined that the terms of the Proposed Tender Offer and the Proposed Short-Form Merger are advisable, and substantively, procedurally and financially fair to and in the best interests of the Minority Shareholders; and (ii) recommended that, upon compliance by the Company and the Purchaser with all applicable U.S. legal requirements pertaining to the Proposed Tender Offer (including the making of applicable filings with the SEC), the Minority Shareholders tender their Shares of Company common stock pursuant to the Proposed Tender Offer. Mr. Delaney and Mr. Sankaraiah, who were not considered independent directors, did not participate in the telephonic meeting pursuant to which such resolution was reconfirmed. Additionally, Mr. Mandan, also not considered an independent director, abstained from the vote to adopt the resolution. Accordingly, the adoption of the resolution by the Board was by the unanimous vote of the two other members of the Board, who are the same independent directors that comprise the Committee (Mr. Becker and Mr. Seth).

On November 13, 2014, JPL and Purchaser commenced the Offer by mailing the Offer to Purchase and the related Letter of Transmittal to the Company stockholders using the list of stockholders provided by the Company.

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Reasons for the Recommendation of the Committee and the Board of Directors

In evaluating the Proposed Transaction, the Committee held 10 meetings and consulted with a financial advisor and legal counsel, and reviewed, evaluated and considered numerous factors and a significant amount of information and data, including, but not limited to, the following:

•	the Committee members’ understanding of the business, operations, and financial condition and results of the Company and the strategy and prospects (as well as the risks involved in achieving these prospects) of the Company as an independent entity, including such directors’ views of the Company’s potential near- and long-term performance on a stand-alone basis (the Committee members took special note of the decline of the Company’s market share for its two key products, methylprednisolone and meclizine and the recent loss of a large retail customer);

•	the fact that Jubilant Life Sciences has indicated that, in its capacity as a stockholder of the Company (through the Purchaser), it will not consider an alternative sale, merger, or similar transaction involving the Company;

•	the competitive industry in which the Company competes, including the risks involved in maintaining and establishing relationships with vendors and customers if the Company continues as an independent entity;

•	the nature of the current economic climate as it relates to the Company’s business and operations, both on a historical and a prospective basis;

•	the Company’s business and contractual relationships with Jubilant;

•	the Committee members’ views regarding whether the Proposed Transaction is more favorable to the Minority Shareholders than the Company’s alternatives, including remaining as a stand-alone enterprise;

•	the relative illiquidity of the Shares and the limited ability for all stockholders to achieve value for their Shares, due to the absence of a trading market for the Shares, compared to the certain value available to the stockholders in the Proposed Transaction;

•	the financial analyses reviewed and discussed with the Committee by representatives of CS as well as the oral opinion of CS rendered to the Committee on October 17, 2014 (which was subsequently confirmed in writing by delivery of CS’s written opinion dated the same date) as to, as of October 17, 2014, the fairness, from a financial point of view, to the Minority Shareholders of the Offer Price to be received by such holders in the Proposed Transaction pursuant to the Proposal Letter;

•	that the all-cash per share consideration should provide the Minority Shareholders with immediate value, in cash, for all of their Shares, avoiding potential long-term business risk, while also providing the Minority Shareholders certainty of value for their Shares; and

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•	that neither the Offer nor the Short-Form Merger is subject to any financing condition.

The Committee also carefully considered and discussed a number of risks, uncertainties and other countervailing factors in its deliberations relating to the Proposed Transaction, including without limitation, the following factors:

•	the Proposed Transaction will preclude the Minority Shareholders from having the opportunity to participate in the future performance of the Company’s assets, future earnings growth, and the future appreciation of the value of the Shares; and

•	the fact that some of the Company’s directors and executive officers have interests in the Proposed Transaction that are different from, or in addition to, the interests of the Company’s stockholders generally (see “Item 3—Past Contacts, Transactions, Negotiations and Agreements” above).

The foregoing discussion of information and factors considered and given weight by the Committee is not intended to be exhaustive, but is believed to include all of the material factors considered by the Committee. In view of the variety of factors considered in connection with its evaluation of the Proposed Transaction, the Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Committee may have given different weights to different factors. In arriving at its recommendation, the Committee was aware of and took into consideration the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements” above.

Opinion of Financial Advisor

On October 17, 2014, CS rendered its oral opinion to the Committee (which was confirmed in writing by delivery of CS’s written opinion dated the same date), as to, as of October 17, 2014, the fairness, from a financial point of view, to the Minority Shareholders of the Offer Price to be received by such holders in the Proposed Transaction pursuant to the Proposal Letter. The summary of the opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the written opinion, which is included as Exhibit (a)(5)(iv) to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by CS in preparing its opinion.

The opinion was provided for the use and benefit of the members of the Committee (in their capacities as such) in connection with the Committee’s evaluation of the Proposed Transaction. Neither the opinion nor the summary of the opinion and related analyses set forth in this Schedule 14D-9 is intended to and they do not constitute advice or a recommendation to any of the shareholders of the Company or any other security holders as to how such holder should vote or act with respect to any matter relating to the Proposed Transaction or otherwise, including, without limitation, with respect to the Minority Shareholders, whether to tender shares in the Offer. CS’s opinion should not be construed as creating any fiduciary duty on CS’s part to the Company, Jubilant, any security holder of the Company or Jubilant, any creditor of the Company or Jubilant, or any other party. CS’s opinion was just one of the several factors the Committee took into account in making its determination to recommend that the Minority Shareholders accept the Offer and tender their Shares pursuant to the Offer.

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CS’s opinion only addressed whether, as of the date of the opinion, the Offer Price to be received by the Minority Shareholders in the Proposed Transaction pursuant to the Proposal Letter was fair, from a financial point of view, to the Minority Shareholders and does not address any other terms, aspects, or implications of the Proposed Transaction or the Proposal Letter including, without limitation, any term or aspect of the Proposed Transaction that was not susceptible to financial analysis, the fairness of the Proposed Transaction or all or any portion of the Offer Price to the security holders of Jubilant or any other person or any creditors or other constituencies of the Company, Jubilant or any other person, nor the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Offer Price, or otherwise. CS did not express any opinion as to the prices at which shares of Company common stock may trade, be purchased or sold at any time.

CS’s opinion did not address the relative merits of the Proposed Transaction as compared to any alternative transaction or business strategy that might exist for the Company, or the merits of the underlying decision by the Committee, the Board or the Company to recommend, engage in or consummate the Proposed Transaction. The financial and other terms of the Proposed Transaction were determined by Jubilant and were not determined by or pursuant to any recommendation from CS. In addition, CS was not authorized to, and CS did not, solicit indications of interest from third parties regarding a potential transaction involving the Company.

CS’s analysis and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Accordingly, although subsequent developments could arise that would otherwise affect CS’s opinion, CS did not assume any obligation to update, review, or reaffirm its opinion to the Committee or any other person or otherwise to comment on or consider events occurring or coming to CS’s attention after the date of its opinion.

In arriving at its opinion, CS made such reviews, analyses, and inquiries as CS deemed necessary and appropriate under the circumstances. Among other things, CS:

•	Reviewed the Proposal Letter.

•	Reviewed certain publicly available financial information and other data with respect to the Company that CS deemed relevant.

•	Reviewed certain other information and data with respect to the Company made available to CS by the Company, including financial projections with respect to the future financial performance of the Company for the five year period ending March 31, 2019, prepared by management of the Company (the “Projections”) and other internal financial information furnished to CS by or on behalf of the Company.

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•	Considered and compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that CS deemed relevant.

•	Considered the publicly available financial terms of certain transactions that CS deemed relevant.

•	Discussed the business, operations, and prospects of the Company and the Proposed Transaction with the Company’s management and certain of the Company’s representatives.

•	Conducted such other analyses and inquiries, and considered such other information and factors, as CS deemed appropriate.

In arriving at its opinion, CS, with the Committee’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to it or available from public sources, and CS further relied upon the assurances of the Company’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. CS is not a legal, tax, accounting, environmental, or regulatory advisor, and CS did not express any views or opinions as to any legal, tax, accounting, environmental, or regulatory matters relating to the Company, the Proposed Transaction, or otherwise. CS understood and assumed that the Company had obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals. The Committee also advised CS, and CS assumed, that the Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company with respect to the future financial performance of the Company and that such information provided a reasonable basis upon which to analyze and evaluate the Company and form an opinion. CS expressed no view with respect to the Projections or the assumptions on which they were based.

CS did not evaluate the solvency or creditworthiness of the Company or any other party to the Proposed Transaction, the fair value of the Company or any of its assets or liabilities, or whether the Company, Jubilant or any other party to the Proposed Transaction is paying or receiving reasonably equivalent value in the Proposed Transaction under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did CS evaluate, in any way, the ability of the Company, Jubilant or any other party to the Proposed Transaction to pay its obligations when they come due. CS did not physically inspect the Company’s properties or facilities and did not make or obtain any evaluations or appraisals of the Company’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). CS did not attempt to confirm whether the Company has good title to its assets. CS’s role in reviewing any information was limited solely to performing such reviews as CS deemed necessary to support its own advice and analysis and was not on behalf of the Committee, the Board, the Company, or any other party.

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CS assumed, with the Committee’s consent, that the Proposed Transaction would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Proposed Transaction, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on the Company or the Proposed Transaction. CS also assumed, with the Committee’s consent, that the Proposed Transaction would be consummated in accordance with the terms set forth in the Proposal Letter, without waiver, modification, or amendment of any term, condition, or agreement thereof, except as would not be material to CS’s analysis or opinion. CS did not express an opinion as to the likelihood that the conditions to the consummation of the Proposed Transaction set forth in the Proposal Letter would be satisfied.

In connection with preparing its opinion, CS performed a variety of financial analyses. The following is a summary of the material financial analyses performed by CS in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither CS’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, CS assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, CS did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, CS believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by CS in preparing the opinion.

The implied multiple ranges and implied value reference ranges indicated by CS’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, CS’s analyses are inherently subject to substantial uncertainty.

The following summary of the material financial analyses performed by CS in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses CS performed.

For purposes of its analyses, CS reviewed a number of financial metrics, including the following:

•	EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

•	Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and minority interests less the amount of cash on its balance sheet).

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Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of October 15, 2014, and estimates of financial performance for the Company were based on the October Projections, calendarized for the applicable periods. Estimates of financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies.

Discounted Cash Flow Analysis

CS performed a discounted cash flow analysis of the Company using the Projections. In performing this analysis, CS applied discount rates ranging from 11.6% to 12.6% and terminal multiples of projected 2019 EBITDA ranging from 8.5x to 9.5x. This analysis resulted in an implied value reference range of $1.11 to $1.23 per share of Company common stock, as compared to the Offer Price of $1.60 per share of Company common stock in the Proposed Transaction.

Selected Companies Analysis

CS considered certain financial data for the Company and selected companies with publicly traded equity securities CS deemed relevant. The financial data reviewed included enterprise value, or EV, as a multiple of the relevant company’s projected EBITDA for the calendar year ended December 31, 2016, or CY 2016 P EBITDA. The selected companies with publicly traded equity securities were:

•	Salix Pharmaceuticals Ltd.
•	Taro Pharmaceutical Industries Ltd.
•	Akorn, Inc.
•	Impax Laboratories Inc.
•	Lannett Company, Inc.
•	Horizon Pharma plc
•	Mayne Pharma Group Limited

CS calculated the following multiples with respect to the selected companies:

	High		Mean		Median		Low

EV/CY 2016 P EBITDA	13.0	x	9.8	x	10.2	x	6.3	x

Taking into account the results of the selected companies analysis, CS applied a multiple range of 6.0x to 7.0x to the Company’s CY 2016 P EBITDA. The selected companies analysis indicated an implied value reference range of $1.49 to $1.65 per share of Company common stock as compared to the Offer Price of $1.60 per share of Company common stock in the Proposed Transaction.

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None of the selected companies has characteristics identical to the Company. An analysis of selected publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected Proposed Transactions Analysis

CS considered certain financial data for the Company and the financial terms of the following business transactions CS deemed relevant. The financial data reviewed included the enterprise value (calculated based on the consideration paid in the relevant transaction) as a multiple of trailing twelve months, or TTM, EBITDA, and the selected transactions were:

Target	Acquirer
DAVA Pharmaceuticals, Inc.	Generics International (US), Inc.
Hi-Tech Pharmacal Co. Inc.	Akorn, Inc.
Cornerstone Therapeutics (n/k/a Chiesi USA, Inc.)	Chiesi Farmaceutici S.p.A.
Taro Pharmaceutical Industries Ltd.	Alkaloida Chemical Company Zrt (Subsidiary of Sun Pharmaceutical)

CS calculated the following multiples with respect to the selected transactions:

	High		Mean		Median		Low

EV/TTM EBITDA	11.9	x	9.1	x	9.2	x	6.1	x

Taking into account the results of the selected transactions analysis, CS applied a multiple range of 8.5x to 9.5x to the Company’s estimated EBITDA for 2017 and discounted the implied value reference range to present value using a discount rate of 12.10%. The selected transactions analysis indicated an implied value reference range of $1.54 to $1.65 per share of Company common stock as compared to the Offer Price of $1.60 per share of Company common stock in the Proposed Transaction.

None of the target companies in the selected transactions has characteristics identical to the Company. Accordingly, an analysis of selected business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed.

Other Matters Relating to CS’s Opinion

As part of its investment banking business, CS regularly is engaged in the evaluation of businesses and their securities in connection with proposed transactions, acquisitions, corporate restructurings, private placements and other purposes. CS is a recognized investment banking firm that has substantial experience in providing financial advice in connection with Proposed Transactions, acquisitions, sales of companies, businesses and other assets and other transactions.

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CS received a fee of $200,000 for rendering its opinion and acting as financial advisor to the Committee in connection with the Proposed Transaction. No portion of such fee was contingent upon any conclusion reached in CS’s opinion or the completion of the Proposed Transaction. In addition, the Company agreed to reimburse CS for certain expenses incurred by it in connection with its engagement and to indemnify CS and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. In accordance with CS’s policies and procedures, a fairness committee was not required to, and did not, approve the issuance of the opinion.

Forward-Looking Financial Information and Financial Projections

The Company does not as a matter of course make public projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. As noted above, the Company provided certain financial projections to the Board, the Committee, and CS, as well as the Purchaser Group and Willamette. Therefore, the Company has included below a summary of the most recent financial projections, the October Projections. The Company believes that the October Projections reflect the current long-term business plan for the Company on a go-forward standalone basis.

The October Projections have been prepared by, and are the responsibility of, the Company’s management. The October Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or accounting principles generally accepted in the United States (“GAAP”). KNAV P.A., the Company’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the October Projections and does not express an opinion or any form of assurance related thereto. The summary of the October Projections is not being included herein to influence a Minority Shareholder’s decision whether to tender its Shares in the Offer, but is being included because the October Projections were provided to the Purchaser Group and Willamette.

The October Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the October Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the October Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The October Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the October Projections may be affected by the Company’s ability to successfully implement a number of initiatives to improve its operations and financial performance. The October Projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

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Accordingly, there can be no assurance that the October Projections will be realized, and actual results may vary materially from those shown. The inclusion of the October Projections herein should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the October Projections to be predictive of actual future events, and the October Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the October Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the October Projections to reflect circumstances existing after the date the October Projections were generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the October Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the October Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the October Projections or that the October Projections will be achieved. The Company has made no representation to the Purchaser Group or their affiliates concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the October Projections, the Minority Shareholders are cautioned not to place undue, if any, reliance on the October Projections. The October Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere herein, the Offer to Purchase and the Company’s other public filings with the SEC. For historical financial statements for the fiscal years ended March 31, 2014, 2013 and 2012, see the audited financial statements and other financial information contained in the Annual Report and for financial statements for the Quarterly Period ended September 30, 2014, see the unaudited interim financial statements and other financial information contained in the Company’s Quarterly Report on Form 10-Q for such Quarterly Period, including the notes thereto. Such information is incorporated herein by reference.

October Projections
(in thousands)

	FY 2015 (Proj.)	FY 2016 (Proj.)	FY 2017 (Proj.)	FY 2018 (Proj.)	FY 2019 (Proj.)
Total Gross Sales	$107,870	$124,708	$170,938	$244,440	$321,287
Sales of Product Mfg. by Cadista	88,377	79,496	72,795	67,126	62,044
Sales of Product Mfg. by Jubilant	19,318	44,790	97,488	176,397	258,142
Packaging Revenue	175	422	655	917	1,101
EBITDA	33,334	20,675	17,507	18,687	19,263
R&D Expenses	1,275	2,500	2,000	650	700
Capital Expenditures	17,029	13,465	6,246	1,000	1,000
Net Working Capital	37,797	45,970	59,159	84,558	101,468
Closing Cash Balance	18,196	11,446	20,056	16,846	32,600

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For a summary of the June Projections and the September Projections, see “The Tender Offer—Section 7—Certain Information Concerning Cadista” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Intent to Tender.

None of the Company’s executive officers and directors currently own any of the Shares.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations.

The Committee retained CS as its financial advisor in connection with the Committee’s evaluation of the Proposed Transaction because, as part of its investment banking business, CS regularly is engaged in the evaluation of businesses and their securities in connection with proposed transactions, acquisitions, corporate restructurings, private placements and other purposes and CS is a recognized investment banking firm that has substantial experience in providing financial advice in connection with proposed transactions, acquisitions, sales of companies, businesses and other assets and other transactions.

CS received a fee of $200,000 for rendering its opinion and acting as financial advisor to the Committee in connection with the Proposed Transaction. No portion of such fee was contingent upon any conclusion reached in CS’s opinion or the completion of the Proposed Transaction. In addition, the Company agreed to reimburse CS for certain expenses incurred by it in connection with its engagement and to indemnify CS and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion.

Except as set forth above, neither the Company nor any person acting on its behalf has, or currently intends, to employ, retain or compensate any person to make solicitations or recommendations to the Minority Shareholders on its behalf concerning the Transaction.

The Purchaser Group has incurred and paid and will incur and pay for its own fees and expenses in connection with the Transaction. See “The Tender Offer—Section 14—Fees and Expenses” of the Offer to Purchase for additional information, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions.

No transactions in Shares have been effected during the past 60 days prior to the date hereof by the Company, or to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

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ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

Appraisal Rights

If you tender your Shares in the Offer, you will not be entitled to exercise any appraisal rights. However, if you do not tender your Shares in the Offer and a Short-Form Merger is consummated, you will have a statutory right to demand payment of the judicially appraised fair value of your Shares plus a fair rate of interest, if any, from the date of the Short-Form Merger. This value may be more or less than or the same as the $1.60 net per Share cash Offer Price in the Offer and the Short-Form Merger. See “Special Factors —Section 9— Appraisal Rights; Rule 13e-3” of the Offer to Purchase for additional information, which is incorporated herein by reference.

Delaware Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. Generally, Section 203 of the Delaware General Corporation Law (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless the board of directors of the target approves the business combination prior to the date the person becomes an interested stockholder. Section 203 does not apply to any stockholder which became an interested stockholder at a time when the corporation did not have a class of voting stock that was (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders (unless in either such case the corporation had, prior to the time such stockholder became an interested stockholder, included a provision in its certificate of incorporation specifically electing to be subject to Section 203). Because the Company does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders and was not so listed or had such number of record holders at the time the Purchaser Group became interested stockholders and the Company’s certificate of incorporation does not contain a provision specifically electing to be subject to Section 203, we do not believe that Section 203 would apply to the Offer or the Short-Form Merger.

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Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Short-Form Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Short-Form Merger considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The Minority Shareholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Short-Form Merger; uncertainties as to how many of the Minority Shareholders will tender their Shares in the Offer; the possibility that various closing conditions for the Offer or the Short-Form Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Short-Form Merger; the effects of disruption from the Offer and the Short-Form Merger making it more difficult for the Company to maintain relationships with business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by the Purchaser Group. All of the materials related to the Offer (and all other Offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number

(a)(1)(i)	Offer to Purchase, dated November 13, 2014 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by Purchaser on November 13, 2014).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed by Purchaser on November 13, 2014).

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(a)(5)(i)	Proposal Letter to the Board from Jubilant Life Sciences, dated as of August 1, 2014 (filed herewith).

(a)(5)(ii)	Committee Response Letter to Jubilant Life Sciences, dated as of October 15, 2014 (filed herewith).

(a)(5)(iii)	Letter from Jubilant Life Sciences to the Committee, dated as of October 16, 2014 (filed herewith).

(a)(5)(iv)	Opinion of Cassel & Salpeter, Co., LLC (filed herewith).

(a)(5)(v)	Excerpts from the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2014 and filed with the SEC on June 27, 2014 (incorporated by reference as provided in Item 4 hereto).

(a)(5)(vi)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2014 (incorporated by reference as provided in Item 4 hereto).

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2014 and filed with the SEC on June 27, 2014. (incorporated by reference as provided in Item 3 hereto)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: November 13, 2014

Cadista Holdings Inc.

By:	/s/ Kamal Mandan
Name:	Kamal Mandan
Title:	Chief Financial Officer